SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file Number 0-10200

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEI Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEI Investments Company

1 Freedom Valley Drive

Oaks, Pennsylvania 19456

SEI Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

SEI Capital Accumulation Plan

Index

December 31, 2007 and 2006

*	Refers to item number in Form 5500 (Annual Report/Report of Employee Benefit Plan) for the plan period ended December 31, 2007, which items are incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

SEI Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SEI Capital Accumulation Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

June 23, 2008

SEI Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments
Investments at fair value (Note 3)	$235,681,928	$214,181,770

Receivables
Employer contributions	254,601	180,194
Participant contributions	393,658	297,478
Due from broker for securities sold	213,405	2,045,801
Dividends	72,718	61,073

Total receivables	934,382	2,584,546

Cash	1,819,432	837,176

Total assets	238,435,742	217,603,492

Liabilities
Due to broker for securities purchased	2,032,837	2,882,977

Total liabilities	2,032,837	2,882,977

Net assets available for benefits at fair value	$236,402,905	$214,720,515

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts
	(65,569)	304,863

Net assets available for benefits	$236,337,336	$215,025,378

The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments (Note 3)	$(2,169,032)
Interest	155,663
Dividends	15,199,320

Investment income	13,185,951

Contributions
Participant	12,891,153
Employer	4,641,589

Total contributions	17,532,742

Total additions	30,718,693

Deductions from net assets attributed to
Benefits paid to participants	9,393,535
Administrative expenses (Note 2)	13,200

Total deductions	9,406,735

Net increase	21,311,958

Net assets available for benefits
Beginning of year	215,025,378

End of year	$236,337,336

The accompanying notes are an integral part of these financial statements.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2007 and 2006

1.	Plan Description

The following description of the SEI Capital Accumulation Plan (formerly known as the SEI Investments Capital Accumulation Plan) (the “Plan”), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). The Plan’s sponsor is the Company. In January 2007, the Company amended the Plan to provide for automatic enrollment of eligible employees hired on or after April 2, 2007.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature.

Contributions

Generally, an employee will become eligible to join the Plan after the completion of his or her first hour of employment. However, certain employees are not eligible to become participants in the Plan. These employees include: employees excluded from coverage under the Plan by the terms of any adoption agreement, union employees, unless the collective bargaining agreement provides for participation, non-resident aliens with no U.S. source income from the Company, except to the extent such persons were participants in a tax-qualified plan that was merged into the Plan, any personnel dedicated to the sale of fund products through retail distribution channels for a single bank or other financial institution, and leased employees, unless admitted to the Plan by election of their employer. Individuals designated by their employer as independent contractors are also excluded from participation in the Plan.

Contribution elections and changes to elections are permitted any time during the Plan year after an employee qualifies to participate. Contribution elections are generally effective as soon as administratively feasible after receipt of a written salary reduction agreement in accordance with the procedure established by the Administrator.

Participants direct the investment of their contributions into various investment options offered by the Plan, which consist of registered investment companies and a common collective trust sponsored by the Company and the common stock of the Company. Effective January 2, 2008, a brokerage account option was made available to participants of the Plan. A participant may make tax-deferred contributions to the Plan up to the lesser of 25 percent of eligible compensation or $15,500 for the calendar year 2007. Participant contributions are credited to the participant’s deferral account. In addition, participants who have attained age 50 before the end of the Plan year may be eligible to make catch-up contributions.

All Company contributions are discretionary and are made out of available profits of the Company. The Company’s matching contribution may not exceed 60 percent of the participant’s contribution up to five percent of the participant’s annual eligible compensation and are credited to the participant’s matching contribution account. A participant is eligible to receive Company contributions at the point when the participant is eligible to contribute to the Plan. The Company’s matching contributions to the Plan were $4,641,589 for 2007.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2007 and 2006

As of January 1, 1995, participants may no longer make post-tax contributions into the Plan; however, they may withdraw previously contributed post-tax amounts at any time.

Participant Accounts

Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Plan’s earnings (losses) thereon. The Company may also make a profit-sharing contribution that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account. The Company made no profit-sharing contributions during 2007. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan and all employer contributions credited to their accounts, plus any earnings (losses) thereon.

Payment of Benefits

Amounts in participants’ accounts are distributed in the form of installments, a lump-sum amount, or a combination thereof to participants or their beneficiaries upon termination of employment, retirement, death or total disability.

Employee contributions in a participant’s deferral account may be withdrawn during employment after the employee reaches age 59-1/2 or upon showing immediate and substantial financial hardship.

Participant Loans

Under the tax-deferral feature, a participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50 percent of the participant’s account balance (excluding the voluntary contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at a rate of nine percent, which is generally at or above local prevailing rates as determined by the Plan Administrator. Terms of the loans range from one to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years. As of December 31, 2007, the loans have maturity dates which range from 2008 to 2037. Principal and interest are paid ratably through monthly payroll deductions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2007 and 2006

and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts at December 31, 2007 and 2006. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are reported at their stated net asset value per share. Common stock of the Company is valued at market value. Participant loans are valued at principal plus accrued interest, which approximates fair value. The Plan holds shares of a common collective trust that has investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, this common collective trust is stated at fair value. As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such common collective trust is determined using the market price of the underlying securities and the value of the investment contract. The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Dividends earned are reinvested into additional shares of the respective fund. Interest income is accrued as earned.

The Plan presents, in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.

Expenses of the Plan

All administrative costs of the Plan, with the exception of loan fees which are paid directly from the accounts of the participants withdrawing loans, are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2007 and 2006

New Accounting Pronouncement

In September 2006, the Financial Accounting Standard Board issued Statement No. 157 (SFAS 157), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which would be the Plan’s fiscal year 2008. The Plan’s management is currently evaluating the pending adoption of SFAS 157 on the Plan’s financial statements.

3.	Investments

The fair market values of individual assets that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
SEI Stable Asset Fund	$16,256,257	$14,408,424
SEI Institutional Managed Trust – Core Fixed Income Fund	12,920,132	—
SEI Institutional Managed Trust – Large Cap Value Fund	28,900,706	31,450,356
SEI Institutional International Trust – International Equity Fund	13,344,764	12,295,450
SEI Institutional Managed Trust – Small Cap Growth Fund	20,132,582	22,528,875
SEI Institutional Managed Trust – Large Cap Growth Fund	26,323,294	24,654,132
SEI Asset Allocation Trust – Market Growth Strategy Fund	19,062,945	16,943,896
SEI Asset Allocation Trust – Aggressive Strategy Fund	40,352,298	33,749,027
SEI Investments Company Common Stock	31,074,258	27,188,783

During 2007, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $2,169,032 as follows:

Appreciation/ (Depreciation)
Registered Investment Companies	$(5,583,088)
Common Stock of the Company	3,414,056

Net appreciation in fair value of investments	$(2,169,032)

4.	Tax Status

The Internal Revenue Service issued a determination letter, dated May 18, 2004, stating that the Plan was designed in accordance with applicable Internal Revenue Code (“IRC”) requirements as of that date. The Plan has subsequently been amended since receiving the determination letter. However, the Plan’s administrator and the Company’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SEI Capital Accumulation Plan

Notes to the Financial Statements

December 31, 2007 and 2006

5.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of whole or partial termination of the Plan, or complete discontinuance of employer contributions, each participant shall receive a total distribution of his or her account.

6.	Related Party Transactions

SEI Private Trust Company (“SPTC”), a wholly-owned subsidiary of the Company, serves as the Trustee and Custodian to the Plan through a formal agreement with the Company. SPTC earns an annual fee based upon a percentage of the average net assets in the Plan. During 2007 and 2006, SPTC waived all fees related to this agreement.

All investments of the Plan are in registered investment companies and a common collective trust sponsored by the Company and common stock of the Company; therefore, these investments and transactions qualify as party-in-interest transactions. The registered investment companies and common collective trust investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.10 percent and 1.70 percent of the average net assets of the funds. Purchases and sales of SEI Investments Company common stock during 2007 totaled $10,853,390 and $10,445,592, respectively. The market value of SEI Investments Company common stock was $31,074,258 at December 31, 2007.

SEI Investments Distribution Co. (“SIDCO”) and SEI Investments Management Corporation (“SIMC”), wholly-owned subsidiaries of the Company, in their capacity as distributor and manager of the registered investment companies available in the Plan, provide distribution, investment advisory, administration and transfer agency services, either directly or through their subsidiaries, to the funds. SEI Trust Company (“STC”), also a wholly-owned subsidiary of the Company, provides trustee services to the SEI Stable Asset Fund.

7.	Risks and Uncertainties

The Plan provides for various investment options including the Company’s common stock, registered investment companies and a common collective trust which invest in stocks, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Supplemental Schedule

SEI Capital Accumulation Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2007

Description		Investment Type	Current Value
*	SEI Stable Asset Fund	Common/Collective Trust	$16,256,257
*	SEI Institutional Managed Trust - Core Fixed Income Fund	Registered Investment Company	12,920,132
*	SEI Institutional Managed Trust - High Yield Bond Fund	Registered Investment Company	1,960,683
*	SEI Institutional Managed Trust - Large Cap Value Fund	Registered Investment Company	28,900,706
*	SEI Institutional Managed Trust - Small Cap Value Fund	Registered Investment Company	5,731,559
*	SEI Institutional International Trust - International Equity Fund	Registered Investment Company	13,344,764
*	SEI Institutional Managed Trust - Small Cap Growth Fund	Registered Investment Company	20,132,582
*	SEI Institutional Managed Trust - Large Cap Growth Fund	Registered Investment Company	26,323,294
*	SEI Asset Allocation Trust - Conservative Strategy Fund	Registered Investment Company	627,016
*	SEI Asset Allocation Trust - Moderate Strategy Fund	Registered Investment Company	1,416,943
*	SEI Asset Allocation Trust - Market Growth Strategy Fund	Registered Investment Company	19,062,945
*	SEI Asset Allocation Trust - Aggressive Strategy Fund	Registered Investment Company	40,352,298
*	SEI Institutional International Trust - Emerging Markets Equity Fund	Registered Investment Company	11,392,486
*	SEI Institutional International Trust - Emerging Markets Debt Fund	Registered Investment Company	2,766,860
*	SEI Daily Income Trust - Prime Obligation Fund	Registered Investment Company	1,609,554
*	SEI Investments Company Common Stock	Common Stock	31,074,258
*	Participants loans	Interest rates of 9% with maturity dates from 2008 to 2037	1,809,591

			$235,681,928

*	Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Capital Accumulation Plan

Date: June 24, 2008	By:	/s/ Dennis J. McGonigle
Dennis J. McGonigle
Chief Financial Officer